Exhibit 4

Ignacio Madridejos

President—CEMEX Northern Europe

Queen’s Terminal – Heathrow Airport

London, UK

Legal disclaimer

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de

C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE.

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Positive performance in 2014 in spite of volatile context

EBITDA 2013-2014

($M)

+11%

367

331

Improved Operating Contribution Leverage Margin

EBITDA Price Variable Volume Fixed Costs, Other Exchange EBITDA 2013 Costs SG&A & Corp. Rates 2014

Value before Volume in Northern Europe Highlights

Defined five-year price roadmaps in all countries and businesses

Implementing price management framework / tool

Services and Surcharges in place in region for all three main businesses

- In ready-mix these generated ~US$ 85 M of revenue in 2014

A distinct Value Added Products strategy developed for each of cement, aggregates and ready-mix businesses

- In aggregates Value Added Products are expected to represent a volume of ~3.5 M tons and in ready-mix, 25% of total volumes in 2015

Value before Volume concepts, frameworks and tools are now integrated into sales force training

Overall, Value before Volume strategy has so far been more effective in aggregates and ready-mix than in cement

Aiming towards sustained increases in contribution margins

Continued efforts to improve efficiency of our operations

Alternative fuels

substitution (%)

74 75 69 78 70 71

58 62

52

32

2010

2014

UK GER POL LAT Total

Internal head count

11,972 11,369 11,031 10,029 9,995

2010 2011 2012 2013 2014

SG&A(1) / Sales

10.7% 9.8% 10.2% 9.8%

8.9%

2010 2011 2012 2013 2014

France 2015 cost savings

($ M)

2.6 9.9

3.1 0.9

3.2

Raw Logistics Maint. SG&A Total

Materials Costs Costs and other

1) Excluding distribution costs, depreciation and amortization 5

Continued efforts to improve free cash generation

Working capital Annual asset sales

(Days) ($ M)

22 172

18 18

127

106

12

75

7

33

2010 2011 2012 2013 2014 2010 2011 2012 2013 2014

Slight volume growth expected in Northern Europe region

2015-2016 Volume expectations by country

Volume Comments

CX benefitting from operating leverage in growing market

UK Positive supply-demand dynamics

Poland Market growth driven by infrastructure projects, EU funds

Relentless price improvement efforts by CX yet to prove effective

Central Stable market showing signs of slight growth, higher in CZE and HUN

Europe Good CX asset base well integrated into regional network

France Market bottoming out with improving residential segment in 2H15

CX maintaining contribution margins thanks to brand strength

> 2% expected growth

0-2% expected growth

< 0% expected decline

What you should expect from us

Health and Safety: Our top priority; roadmap towards zero LTI’s in place

Value before Volume: Continued discipline in execution; value offer by segment

Cost Savings:

- Confirmed operational savings in Germany and synergies in Czech Republic as a result of transaction with Holcim

- Additional cost savings in place to mitigate impact of USD appreciation

- Total cost savings for 2015 expected to reach ~$55 M vs. 2014

Working Capital: Target to reach an average of zero working capital days

Asset Base:

- Reduced net asset base by ~$60 M in the region as a result of transaction with Holcim

- Thorough analysis of asset base in all countries; but divestments to be lower vs. 2014

Focused on reaching ROCE > WACC

8